9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES
	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

September 21, 2023

VIA EDGAR Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Bradley Ecker and Geoffrey Kruczek
Re:	VinFast Auto Ltd. Registration Statement on Form F-1 Filed on September 12, 2023 File No. 333-274475

Ladies and Gentlemen:

On behalf of our client, VinFast Auto Ltd., a public company limited by shares incorporated under the laws of Singapore (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 18, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form F-1 as filed on September 12, 2023 (“Original Registration Statement”).

The letter is being submitted together with the Company’s first amendment to the Registration Statement on Form F-1 filed on September 21, 2023 (“Amendment No. 1”). The Company has revised Amendment No. 1 to reflect the Company’s response to the Comment Letter, include the Company’s unaudited consolidated financial statements for the six months ended June 30, 2022 and 2023 and disclose certain other information. To facilitate your review, we will separately deliver to you courtesy copies of Amendment No. 1 marked to show changes to the Original Registration Statement.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to Amendment No. 1 where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-1, filed September 12, 2023

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 20 and 63-64 of Amendment No. 1.

September 21, 2023

2.

Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 20, 65, 70 and 112-113 of Amendment No. 1.

3.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a considerable portion of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 64 and 112 of Amendment No. 1.

Risk Factors, page 26

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is above the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 63-65 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

5.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that VIG and Asian Star, beneficial owners of over 48% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 111-113 of Amendment No. 1.

September 21, 2023

General

6.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 64 and 112 of Amendment No. 1.

7.

Please disclose whether you have entered into any forward purchase agreements with certain investors that provide those investors with the right to sell back shares to the company at a fixed price after the closing date of the business combination.

Response:

The Company respectfully advises the Staff that it has not entered into any such forward purchase agreements.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau of LATHAM & WATKINS LLP

Enclosure

cc:	(via email)

Le Thi Thu Thuy, Managing Director and Global CEO, VinFast Auto Ltd.

David Mansfield, Chief Financial Officer, VinFast Auto Ltd.

Stacey Wong, Esq., Partner, Latham & Watkins LLP